CODE OF ETHICS

I,  __________________________ , do hereby acknowledge that I have
   (PRINT NAME)

received and read the revised Code of Ethics, as amended March 24, 2016. I agree to adhere to the requirements of this Code of Ethics and to any amendments to this Code of Ethics that may be disseminated from time to time.

SIGNATURE:

DATE:

SECTION I

CODE OF ETHICS
(“Code”)

FOR

Eubel Brady & Suttman Asset Management, Inc.
(“EBS”)

This Code sets forth rules, regulations and standards of conduct for the employees of EBS. It bears the approval of the Corporation’s Board of Directors and applies to all EBS directors, owners, officers and employees.

The prescribed guidelines assure that the high ethical standards long maintained by EBS continue to be applied. The purpose of the Code is to preclude circumstances which may lead to or give the appearance of conflicts of interest, insider trading, or unethical business conduct. The rules prohibit certain activities and personal financial interests as well as require disclosure of personal investments and related business activities of all directors, officers and employees.

ERISA and the federal securities laws define an investment adviser as a fiduciary who owes his clients a duty of undivided loyalty, who shall not engage in any activity in conflict with the interests of the client. As a fiduciary, our personal and corporate ethics must be above reproach. Actions which expose any of us or the organization to even the appearance of impropriety must not occur.

The excellent name of our firm continues to be a direct reflection of the conduct of each of us in everything we do.

Being fully aware of and strictly adhering to the Code of Ethics is the responsibility of each EBS employee.

CONFIDENTIAL INFORMATION

Employees may become privy to confidential information (information not generally available to the public) concerning the affairs and business transactions of companies researched by us for investment, our present and prospective clients, suppliers, officers and other staff members. Confidential information also includes trade secrets and other proprietary information of the Corporation including, but not limited to: business or product plans, systems, methods, software, manuals and client lists. Safeguarding confidential information is essential to the conduct of our business. Caution and discretion are required in the use of such information and in sharing it only with those who have a legitimate need to know.

(A)            Personal Use: Confidential information obtained or developed as a result of employment with EBS is not to be used or disclosed for the purpose of furthering any private interest or as a means of making any personal gain. Use or disclosure of such information could result in civil or criminal penalties against EBS or the individual responsible for disclosing such information.

(B)            Release of Client Information: Information concerning a client which has been requested by third persons, organizations or governmental bodies may only be released with the consent of the client involved. All requests for information concerning a client, including requests pursuant to the legal process (such as subpoenas or court orders) must be promptly referred to EBS’s Chief Compliance Officer (“CCO”) or member of the Compliance Committee. As it relates to the preceding sentence, no information may be released, nor should the client involved be contacted, until so directed by the CCO or member of the Compliance Committee.

In order to preserve the rights of our clients and to limit the firm’s liability concerning the release of client proprietary information, care must be taken to:

*	Limit use and discussion of information obtained on the job to normal business activities.

*	Request and use only information which is related to our business needs.

*	Restrict access to records to those with proper authorization and legitimate business needs.

*	Include only pertinent and accurate data in files which are used as a basis for taking action or making decisions.

CONFLICTS OF INTEREST

You should avoid actual or apparent conflicts of interest – that is, any personal interest outside the Company which could be placed ahead of your obligations to our clients, or EBS. Conflicts may exist even when no wrong is done. The opportunity to act improperly may be enough to create the appearance of a conflict.

We recognize and respect any employee’s right of privacy concerning personal affairs, but we must require a full and timely disclosure of any situation which could result in a conflict of interest or even the appearance of a conflict. Whether or not a conflict exists will be determined by the Company, not the employee involved.

To reinforce our commitment to the avoidance of potential conflicts of interest, the following rules have been adopted:

1)            YOU MAY NOT, without first having secured prior approval from the CCO or member of the Compliance Committee serve as a director, officer, employee, partner or trustee – nor hold any other position of substantial interest – in any outside business enterprise. You do not need prior approval, however, if the following three conditions are met: one, the enterprise is a family firm owned principally by other members of your family; two, the family business is not doing business with EBS or its clients; and, three, the services required will not interfere with your duties or your independence of judgment. Significant involvement by employees in outside business activities are generally unacceptable. In addition to securing prior approval for outside business activities by completing an Outside Activity Approval Form, you will be required to disclose all relationships with outside enterprises annually.

Please Note – The above deals only with positions in business enterprises. It does not affect EBS’s practice of permitting employees to be associated with governmental, educational, charitable, religious or other civic organizations. These activities may be entered into without prior consent, but must still be disclosed on an annual basis.

2)            YOU MAY NOT accept a position as executor of an estate, trustee, or power of attorney without the prior approval of the CCO or member of the Compliance Committee unless such appointment is for an immediate family member.

3)            YOU MAY NOT act on behalf of EBS in connection with any transaction in which you have a personal interest other than an incentive compensation plan enacted by EBS or transactions approved by EBS’s Board of Directors.

4)            YOU MAY NOT, without prior approval from the CCO or member of the Compliance Committee, have a substantial interest in any outside business which, to your knowledge, is involved currently in a business transaction with EBS, or is engaged in businesses similar to any business engaged in by EBS. You do not need approval to invest in non-proprietary open-ended registered investment companies (mutual funds) and similar enterprises which are publicly owned.

5)            YOU MAY NOT purchase an equity interest in any non-public competitor. Employees and their immediate families are also prohibited from investing in securities of a client or supplier with whom the staff member regularly deals unless the securities are publicly traded or approved by the Board of Directors.

OTHER BUSINESS ACTIVITIES

ISSUES REGARDING THE RETENTION OF SUPPLIERS: The choice of our suppliers must be based on quality, reliability, price, service, and technical advantages.

GIFTS: EBS employees and their immediate families should not solicit, accept, retain or provide any gifts or favors which might influence decisions you or the recipient must make in business transactions involving EBS or which others might reasonably believe could influence those decisions. Even a nominal gift should not be accepted if, to a reasonable observer, it might appear that the gift would influence your business decisions. Gifts are to be reported in the Gift Log.

Modest gifts and favors, which would not be regarded by others as improper, may be accepted or given on an occasional basis. Examples of such gifts are those received as normal business courtesies (i.e. flowers or books); non-cash gifts of nominal value (such as received at Holiday time); gifts received because of kinship, marriage or social relationships entirely beyond and apart from an organization in which membership or an official position is held as approved by the Corporation.

ENTERTAINMENT: Meals and other courtesies extended during a business meeting are not considered gifts provided that business is discussed during the meeting. For example, if a vendor takes you to dinner and you discuss business with the vendor, the meal is permissible (provided it is not unreasonably lavish). On the other hand, if a vendor gives you a gift certificate for dinner and does not attend, that is a gift, and is subject to the gift policy. Section 17(e) of the Investment Company Act of 1940 makes it unlawful for an investment adviser to accept compensation, other than regular wages or compensation, in connection with the purchase or sale of securities for an investment company. It is therefore important that we take special care to avoid even the appearance of impropriety with brokers who may execute trades for our registered mutual funds. To this end, outings for golf or other forms of entertainment may not be accepted from broker-dealers that may be used to facilitate trades for EBS’s proprietary mutual funds.

IMPROPER PAYMENTS - KICKBACKS: In the conduct of EBS’s business, no bribes, kickbacks, or similar remuneration or consideration of any kind are to be given or offered to any individual or organization or to any intermediaries such as agents, attorneys or other consultants, for the purpose of influencing such individual or organization in obtaining or retaining business for, or directing business to EBS. Solicitation Agreements are exempt from consideration.

BOOKS, RECORDS AND ACCOUNTS: The integrity of the accounting records of EBS is essential. All receipts and expenditures, including personal expense statements must be supported by documents that accurately and properly describe such expenses. Staff members responsible for approving expenditures or for keeping books, records and accounts for EBS are required to approve and record all expenditures and other entries based upon proper supporting documents so that the accounting records of EBS are maintained in reasonable detail, reflecting accurately and fairly all transactions of EBS including the disposition of its assets and liabilities. The falsification of any book, record or account of EBS, the submission of any false personal expense statements, claim for reimbursement of a non-business personal expense, or false claim for an employee benefit plan payment are prohibited. Disciplinary action will be taken against employees who violate these rules, which may result in dismissal.

LAWS AND REGULATIONS: The activities of EBS must always be in full compliance with applicable laws and regulations. It is the Company’s policy to be in strict compliance with all laws and regulations applied to our business. We recognize, however, that some laws and regulations may be ambiguous and difficult to interpret. Good faith efforts to follow the spirit and intent of all laws are expected. To ensure compliance, EBS intends to educate its employees on laws related to its activities which may include periodically issuing bulletins, manuals and memoranda, or conducting office-wide compliance meetings. Staff members are expected to read all such materials or attend such meetings so as to be familiar with these laws and regulations.

OUTSIDE ACTIVITIES & POLITICAL AFFILIATIONS: EBS does not contribute financial or other support to political parties or candidates for public office except where lawfully permitted and approved in advance by the CCO or member of the Compliance Committee.

Because EBS may provide advisory services to a government sponsored plan or entity, the following restrictions on political contributions are implemented pursuant to SEC Rule 206(4)-5: EBS employees may not contribute money in excess of $150 per election to candidates for state or local office, or state party committees, in states in which they do not maintain a residence (are not entitled to vote); and contributions in excess of $350 per election to candidates for state or local office, or state party committees, in states in which an employee does maintain a residence (are entitled to vote) are not permitted. Non-compliance with these restrictions may subject EBS to a two year “time-out” from providing advisory services to a government entity if it is determined that the official is in a position to influence the selection of EBS as adviser.

On at least an annual basis, employees will be asked to confirm that no contributions in violation of the above policy were made.

Legislation generally prohibits EBS or anyone acting on its behalf from making an expenditure or contribution of cash or anything else of monetary value which directly or indirectly is in connection with an election to political office; as, for example granting loans at preferential rates or providing non-financial support to a political candidate or party by donating office facilities. Otherwise, individual participation in political and civic activities conducted outside of normal business hours is permitted.

Employees are free to seek and hold an elective or appointive public office, provided you do not do so as a representative of the Company. However, you must conduct campaign activities and perform the duties of the office in a manner that does not interfere with your responsibilities to the firm. You may not use the firm’s resources to conduct your campaign activities.

COMPLIANCE WITH THE CODE & CONSEQUENCES IF VIOLATION OF THE CODE OCCURS

Each year (or when amendments occur), all employees will be required to complete a form certifying that they have read and understand their responsibilities under the Code of Ethics, and are in compliance with the requirements set forth in this statement.

This process should remind us of the Company’s concern with ethical issues and its desire to avoid conflicts of interest or their appearance. It should also prompt us to examine our personal circumstances in light of the Company’s philosophy and policies regarding ethics.

If any staff member has reason to believe that any situation may have resulted in a violation of any provision of the Code of Ethics or that other improper activity may have occurred, whether by that staff member or by another, the matter must be reported promptly to the CCO or member of the Compliance Committee and will be investigated. No employee may be penalized or retaliated against for reporting a suspected violation of the Code of Ethics or other improper activity to the CCO or member of the Compliance Committee.

Violation of any provision of the Code of Ethics by any staff member may constitute grounds for disciplinary action, including dismissal.

SECTION II

INSIDER TRADING

As a result of certain legislative events, particularly the enactment of the Insider Trading and Securities Fraud Enforcement Act of 1988, the Securities Exchange Act and the Investment Advisors Act of 1940 require that all investment advisers establish, maintain and enforce policies and supervisory procedures designed to prevent the misuse of material, non-public information by such investment adviser, and any associated person.

This section of the Code sets forth EBS’s policy statement on insider trading. It explains some of the terms and concepts associated with insider trading, as well as the civil and criminal penalties for insider trading violations. In addition, it sets forth the necessary procedures required to implement EBS’s Insider Trading Policy Statement.

This policy applies to all EBS employees, as well as the employees of all regulated affiliated companies.

EBS’S POLICY STATEMENT
AGAINST INSIDER TRADING

When contemplating a transaction for your personal account, or an account in which you may have a direct or indirect personal or family interest, we must be certain that such transaction is not in conflict with the interests of our clients. Specific rules in this area are difficult, and in the final analysis, each of us must make our own determination as to whether a transaction is in conflict with client interests. Although it is not possible to anticipate all potential conflicts of interest, we have tried to set a standard that protects the firm’s clients, yet is also practical for our employees. EBS recognizes the desirability of giving its employees reasonable freedom with respect to their investment activities, on behalf of themselves, their families, and in some cases non-client accounts (i.e., charitable or educational organizations on whose boards of directors employees may serve). However, personal investment activity may conflict with the interests of EBS’s clients. In order to avoid such conflicts -- or even the appearance of conflicts -- EBS has adopted the following policy:

EBS forbids any director, officer or employee from trading, either personally or on behalf of clients or others, on material, non-public information or communicating material, non- public information to others in violation of the law. Said conduct is deemed to be “insider trading.”

Federal Securities Laws also prohibit the deliberate or reckless use of manipulative devices or activities with an intention to affect the securities markets, including the intentional creation or spreading of false or unfounded rumors or other information. Accordingly, employees may not communicate information regarding companies or markets that he or she knows to be false.

Every director, officer, and EBS employee is required to read and retain this policy statement. Questions regarding Insider Trading policy and procedures should be referred to the CCO or member of the Compliance Committee.

EXPLANATION OF RELEVANT TERMS AND CONCEPTS

Although insider trading is illegal, Congress has not defined “inside”, “material” or “non- public information”. Instead the courts have developed definitions of these terms. Set forth below are very general descriptions of these terms. However, it is usually not easily determined whether information is “material” or “non-public” and, therefore, whenever you have any questions as to whether information is material or non-public, consult with EBS’s CCO or member of the Compliance Committee.

1)	Who is an Insider?

The concept of an “insider” is broad. It includes officers, directors and employees of a company. A person may be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. Examples of temporary insiders are the company’s attorneys, accountants, consultants and bank lending officers, as well as the employees of such organizations. EBS and its employees may become “temporary insiders” of a company in which we invest, or for which we perform any other service. An outside individual may be considered an insider, according to the Supreme Court, if the company expects the outsider to keep the disclosed non-public information confidential or if the relationship suggests such a duty of confidentiality.

2)	What is Material Information?

Trading on inside information is not a basis for liability unless the information is material. Material Information is defined as:

*	Information, for which there is a substantial likelihood, that a reasonable investor would consider important in making his or her investment decisions, or

*	Information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Information that directors, officers and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, a significant increase or decline in orders, significant new products or discoveries, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

In addition, knowledge about EBS’s trading information and patterns may be deemed material.

3)            What is Non-Public Information?

Information is “non-public” until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally available to the public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters, The Wall Street Journal or other publications of general circulation would be considered public.

4)            Misappropriation Theory

Under the “misappropriation” theory, liability is established when trading occurs on material non-public information that is stolen or misappropriated from any other person. In U.S. v. Carpenter, a columnist defrauded The Wall Street Journal by stealing non-public information from the Journal and using it for trading in the securities markets. Note that the misappropriation theory can be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary duty theory.

5)            Who is a Controlling Person?

“Controlling persons” include not only employees, but any person with power to influence or control the direction of the management, policies or activities of another person. Controlling persons may include not only the Company, but its directors and officers.

PENALTIES FOR INSIDER TRADING VIOLATIONS

Penalties for trading on or communicating material non-public information are more severe than ever. The individuals involved in such unlawful conduct may be subject to both civil and criminal penalties. A controlling person may be subject to civil or criminal penalties for failing to establish, maintain and enforce EBS’s Policy Statement against Insider Trading and/or if such failure permitted or substantially contributed to an insider trading violation.

Individuals can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

a.	CIVIL INJUNCTIONS

b.	TREBLE DAMAGES

c.	DISGORGEMENT OF PROFITS

d.	JAIL SENTENCES – Individuals face up to 20 years in prison for criminal securities fraud.

e.	CIVIL FINES - Persons who committed the violation may pay up to three times the profit gains or loss avoided, whether or not the person actually benefited.

f.	CRIMINAL FINES - The employer or other “controlling persons” may pay up to $5,000,000.

g.	Violators will be barred from the securities industry.

SECTION III

INSIDER TRADING PROCEDURES & POLICY

The following procedures have been established to assist the officers, directors and employees of EBS in preventing and detecting insider trading as well as to impose sanctions against insider trading. Every officer, director and employee must follow these procedures or risk serious sanctions, including possible dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures you should consult EBS’S CCO or member of the Compliance Committee.

1)	Identifying Insider Information

Before trading for yourself or others, including client accounts managed by EBS, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

i.
Is the information material? * Would an investor consider this information important in making his or her investment decisions? ** Would this information substantially affect the market price of the securities if generally disclosed?

ii.	Is the information non-public? * To whom has this information been provided?

**	Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?

If, after consideration of the above, you believe that the information is material and non- public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

i.	Report the matter immediately to the CCO or member of the Compliance Committee.

ii.	Do not purchase or sell the securities on behalf of yourself or others, including client accounts managed by EBS.

iii.	Do not communicate the information inside or outside EBS, other than to the CCO or member of the Compliance Committee.

iv.	After the issue has been reviewed, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

2)	Restricting Access to Material Non-Public Information

Information that you identify as material and non-public may not be communicated to anyone, including persons within EBS, except as provided above. In addition, care should be taken so that such information is secure. For example, files containing material non- public information should be locked; access to computer files containing non-public information should be restricted.

EBS employees have no obligations to the clients of EBS to trade or recommend trading on the basis of material, non-public (inside) information in their possession. EBS’s fiduciary responsibility to its clients requires that the firm and its employees regard the limitations imposed by Federal securities laws.

3)	Allocation of Brokerage

It is the firm’s policy not to allocate brokerage in consideration of the attempted furnishing of material non-public (inside) information. Employees, in recommending the allocation of brokerage to broker-dealers, should not give consideration to the provision of any material non-public (inside) information. The policy of EBS as set forth in this statement should be brought to the attention of such broker-dealer.

4)	Resolving Issues Concerning Insider Trading

If doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures and standards, or as to the proprietary of any action, it must be discussed with the CCO or member of the Compliance Committee.

This Code will be distributed to all EBS personnel. Periodically or upon request, the CCO or member of the Compliance Committee will meet with such personnel to review this statement of policy, including any developments in the law and to answer any questions of interpretation or application of this policy.

From time to time this statement of policy will be revised in light of developments in the law, questions of interpretation and application, and practical experience with the procedures contemplated by the statement.

SECTION IV

PERSONAL TRADING POLICY

1.	GENERAL POLICY AND PROCEDURES

The management of EBS is fully aware of and in no way wishes to deter the security investments of its individual employees. The securities markets, whether equity, fixed income, international or domestic, offer individuals alternative methods of enhancing their personal investments.

Due to the nature of our business and our fiduciary responsibility to our client funds, we must protect the firm and its employees from the possibilities of both conflicts of interest and illegal insider trading in regard to their personal security transactions.

We have adopted the following policies and procedures on employee personal trading to ensure against violations of the law. These policies and procedures are in addition to those set forth in the Policy Statement against Insider Trading described in Section II of the Code of Ethics.

2.	RECORD KEEPING REQUIREMENTS

EBS, as an investment adviser, is required by Rule 204-2 under the Investment Advisers Act of 1940, to keep records of every transaction in securities in which any of its personnel has any direct or indirect beneficial ownership, except transactions effected in any account over which neither the investment adviser nor any advisory representative of the investment adviser has any direct or indirect influence or control and transactions in securities which are direct obligations of the United States, mutual funds (excluding EBS’s proprietary mutual funds) and high-quality short-term instruments. This includes transactions for the personal accounts of an employee, as well as, transactions for the accounts of other members of their immediate family (including the spouse, minor children, and adults living in the same household with the officer, director, or employee) for which they or their spouse have any direct or indirect influence or control and trusts of which they are trustees or other accounts in which they have any direct or indirect influence or control, unless the investment decisions for the account are made by an independent investment manager in a fully discretionary account. EBS recognizes that some of its employees may, due to their living arrangements, be uncertain as to their obligations under this Personal Trading Policy. If an employee has any question or doubt as to whether they have direct or indirect influence or control over an account, he or she must consult with the CCO or member of the Compliance Committee as to their status and obligations with respect to the account in question.

In addition, EBS is required by Rule 204A-1 under the Investment Advisers Act to review and keep records of personal investment activities of “Access Persons” of these funds, unless the Access Person does not have direct or indirect influence or control of the accounts. An “Access Person” is a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds is also an Access Person. For purposes of these procedures, EBS deems all employees who have access to the firm’s Buy Lists to be “Access Persons.”

1)	All EBS Officers, Directors and Employees:

All employees are required to provide the CCO or member of the Compliance Committee with the following:

A)	Initial Holdings Reports:

Within 10 days of commencement of employment, an initial holdings report detailing all personal investments (public and private). The report should contain the following information and be current as of a date no more than 45 days prior to becoming an Access Person:

1.
The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each investment in which the Access Person had any direct or indirect beneficial ownership;

2.
The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person, along with a copy of the most recent account statement; and

3.	The date that the report is submitted by the Access Person.

B)	Annual Holdings Reports:

Once per year, a holdings report detailing all personal investments (public and private). The report must reflect holdings as of a date not more than 45 days prior to submission and should contain the following information:

1.
The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each investment in which the Access Person had any direct or indirect beneficial ownership;

2.
The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person, along with a copy of the most recent account statement (if the account is not custodied at Charles Schwab and linked to our master); and

3.	The date that the report is submitted by the Access Person.

C)	Quarterly Reports:

1.
Transaction Reporting: Within 30 days after the end of a calendar quarter, with respect to any transaction during the quarter in investments in which the Access Person had any direct or indirect beneficial ownership (excluding transactions involving governments, agencies, money markets, repurchase orders, reverse repurchase orders and non- proprietary open-ended registered investment companies, or reportable securities held in accounts over which the Access Person has no direct or indirect influence or control):

a.	The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each investment involved;

b.	The nature of the transaction (i.e., purchase, sale or any other type acquisition or disposition);
c.	The price of the investment at which the transaction was effected;
d.	The name of the broker, dealer or bank through which the transaction was effected; and
e.	The date that the report is submitted by the Access Person.

2.
Personal Securities Account Reporting: The CCO or member of the Compliance Committee must be notified immediately upon the creation of any new personal investment accounts, and within 30 days after the end of a calendar quarter with respect to any account established by the Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person (excluding accounts holding only governments, agencies, money markets, repurchase orders, reverse repurchase orders and non- proprietary open-ended registered investment companies):

a.	The name of the broker, dealer or bank with whom the Access Person established the account;
b.	The date the account was established; and
c.	The date that the report is submitted by the Access Person.

To facilitate compliance with this reporting requirement, EBS requires that a duplicate copy of all brokerage statements be supplied directly to the CCO or member of the Compliance Committee.

2)	Non-Employee Directors

The firm’s Directors are also employees and deemed “Access Persons.”

3)	Personal Trading Policy

The following rules, regulations and restrictions have been set forth by the Board of Directors and apply to the personal security transactions of all employees. These rules will govern whether clearance for a proposed transaction will be granted. These rules also apply to the sale of securities once the purchase of a security has been pre-approved and completed.

No director, officer or employee of EBS may effect for himself, an immediate family member (including the spouse, minor children, and adults living in the same household with the officer, director, or employee) for which they or their spouse have any direct or indirect influence or control, or any trust of which they are trustee, or any other account in which they have a beneficial interest or direct or indirect influence or control any transaction in a security, or recommend any such transaction in a security, of which, to his/her knowledge, EBS has effected the same for any of its clients, if such transaction would in any way conflict with, or be detrimental to, the interests of such client, or if such transaction was effected with prior knowledge of material, non-public information.

Except in particular cases in which the CCO has determined in advance that proposed transactions would not conflict with the foregoing policy, the following rules shall govern all transactions (and recommendations) by all employees for their own accounts, for their immediate family’s accounts (including accounts of the spouse, minor children, and adults living in the same household with the officer, director, or employee) for which they or their spouse have any direct or indirect influence or control, and any trust of which they are trustee, or any other account in which they have a beneficial interest or direct or indirect influence or control. The provisions of the following paragraphs do not necessarily imply that the CCO or member of the Compliance Committee will conclude that the transactions or recommendations to which they relate are in violation of the foregoing policy, but rather are designed to ensure that no conflict occurs.

A)	Personal Trading by All Directors, Officers, and Employees:

1.
Neither any security recommended, or proposed to be recommended to any client for purchase, nor any security purchased or proposed to be purchased for any client may be purchased by any employee if such purchase will interfere in any way with the orderly purchase of such security by any client.

2.
Neither any security recommended, or proposed to be recommended to any client for sale, nor any security sold, or proposed to be sold, for any client may be sold by any employee if such sale will interfere in any way with the orderly sale of such security by any client.

3.
No security may be sold after being recommended to any client for purchase or after being purchased for any client, and no security may be purchased after being recommended to any client for sale or after being sold for any client, if the sale or purchase is effected with a view to making a profit on the anticipated market action of the security resulting from such recommendation, purchase or sale.

B)                No purchase of a security including new and secondary issues, by any of the employees shall be made if the purchase would deprive any EBS clients of an investment opportunity, after taking into account (in determining whether such purchase would constitute an investment opportunity) the client’s investments and investment objectives.

C)                Exceptions to the Personal Trading Policy - notwithstanding the foregoing restrictions, exceptions to certain provisions of the Personal Trading Policy may be granted by the CCO or member of the Compliance Committee on a case by case basis when no abuse is involved and the merits of the situation strongly support an exception to the rule.

Investments in the following instruments are excluded from the Personal Trading Policy restrictions: governments, agencies, money markets, repurchase orders, reverse repurchase orders and non- proprietary open-ended registered investment companies. Investments in Exchange Traded Funds (ETFs) and EBS’s proprietary open-ended registered investment companies are NOT excluded from these restrictions, and must be pre-cleared.

All employees, on a quarterly basis, must sign a statement that they, during said period, have been in full compliance with all regulations set forth within EBS’s Code of Ethics. If an employee cannot certify compliance, they should self-report to the CCO or member of the Compliance Committee the infraction which precludes the employee from providing the certification.

4)	Pre-Clearance Procedures

All Access Persons (Directors, officers, and those employees in the trading, research, operations, consulting services and information technology departments, or who otherwise have access to current EBS Buy Lists) are required to submit an “Employee Pre-Clearance Request Form” to one of the firm’s head traders (who is also a member of the Research Group). This form identifies the intended reportable transactions and investment(s).

This form exists to ensure that:

1.            No Access Person shall initiate transaction(s) within three trading days prior to a client-wide buy or sell for the same securities or derivatives of the underlying securities. Transactions of the same type (buy or sell) may be conducted immediately following completion of trades for all clients. Individuals should not execute trades for themselves that are inconsistent with the buy/sell actions of the firm. For example, if the firm is long for clients’ portfolios, then employees and partners should not be in short positions for the same position (notwithstanding shorting against the box, option writing, and hedging).

2.            Before trades may be executed for an Access Person on any day, priority must be given to execution of new account and rebalancing trades (although employee orders may be batched with client orders as described in Item 12 of Form ADV Part 2A). Personal transactions for Access Persons may be placed at any time of the day providing that there are no competing orders on the blotter for that security. Prior to granting pre-clearance, the trader will verify that the trade blotter includes all orders that have been created at that point in time. The blotter will be printed out and attached to the order. Notwithstanding the pre- clearance of trades, Access Persons may be required to undo personal trades or disgorge profits from personal trades that, in the eyes of the CCO or Board of Directors, appear to have benefited from subsequent trading on behalf of EBS’s clients.

3.            An EBS trader must sign an “Employee Pre- Clearance Request Form” which acknowledges approval of the requested transaction(s).

No Access Person may sell any security on current Buy Lists within 30 days of its purchase. Exceptions to this policy may be made by the CCO or member of the Compliance Committee.

All Access Persons must obtain approval from a trader prior to acquiring, directly or indirectly, a beneficial interest in an IPO or limited offering (including investments in private funds managed by EBS). Evidence of such approval will be made by a trader’s signature on the “Employee Pre-Clearance Request Form”.

Any transactions by Access Persons in index futures contracts and index options, including those affected on a broad-based index, are subject to the pre-clearance and reporting requirements.

No Access Person may participate in investment clubs.

5)	Supervision

Within EBS, the CCO, Board of Directors and members of the Compliance Committee are responsible for the firm’s policies, procedures, and oversight of the Code of Ethics and Insider Trading issues.

A group of forms collectively referred to and included herein as “Insider Trading Forms” serves as evidence of our supervisory process. Those forms include:

•	Initial Holdings Report
•	Annual Holdings Report
•	Familiarity & Compliance Statement - Short Form (signed by any individual if there were no reportable trades during the quarter)
•	Familiarity & Compliance Statement – Long Form (signed by any individual that had reportable trades during the quarter)
•	Employee Pre-Clearance Request Form (signed by an individual and trader prior to execution of reportable transactions)
•	Outside Business Activity Approval Form
•	Violation & Penalty Form (to report any violations of the policy and any penalties assessed). NOTE: Violations may also be documented in other written formats.

The quarterly collection and review of all custodial statements and trade blotters as well as completion of all forms described above, is required, as necessary, for every Director, Officer and employee of EBS.

Data is initially gathered and reviewed by the COO or designee.

At any time there is a violation, the CCO or member of the Compliance Committee is notified and the issue is addressed. If a violation involves the CCO, the Board of Directors is notified and the issue addressed by the Board or another Officer of the firm.

6)	Penalties for Violations of Personal Trading Policies

Violations of the Personal Trading Policy, while in most cases may be inadvertent, must not occur. It is important that every employee abide by the policies established by the Board of Directors. Penalties will be assessed in accordance with the guidelines set forth below. These however, are minimum penalties. The firm reserves the right to take any other appropriate action, including termination.

All violations will be reported to the CCO or member of the Compliance Committee, unless the CCO is involved, in which case, the Board of Directors will be notified.

First violation:	Verbal Warning
Second violation:	Verbal Warning
Third violation:	Termination

The Board of Directors reserves the right to terminate anyone at any time for willful violation of EBS’s Code of Ethics or Insider Trading Policies. It also reserves the right to deviate from the penalties and guidelines described above, if in its opinion termination is too harsh of a penalty, given the circumstances of the event.

If proper procedures are not complied with, action will be taken against the employee. The violators may be asked to reverse the transaction and/or disgorge themselves of profits.

In addition, penalties for personal trading violations shall be determined in accordance with the penalties and guidelines described in Section IV, part 6. If non-compliance with this procedure becomes repetitive, dismissal by the Board of Directors can result.